ROBERT BRANTL, ESQ,
                               322 4th Street
                             Brooklyn, NY 11215
                                718-768-6045

May 10, 2005

Beverly A. Singleton
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Global Concepts, Ltd.
    Item 4.01 Form 8-K filed March 9, 2005 and
    Item 4.01 Form 8-K filed April 21, 2005
    File No. 0-25319

Dear Ms. Singleton:

     I am legal counsel to Global Concepts, Ltd. I am writing in response to your letter to Eduardo Rodriguez of Global Concepts dated May 3, 2005.

     Item 4.01 Form 8-K (Filed March 9, 2005)

     An amendment to this Form 8-K containing the letter required by Item 304(a)(3) of Regulation S-B was filed via EDGAR on May 5, 2005.

     Item 4.01 Form 8-K (Filed April 21, 2005)

     An amendment to this Form 8-K containing the letter required by Item 304(a)(3) of Regulation S-B was filed via EDGAR on May 10, 2005.

     In connection with this filing, I have been authorized by Global
Concepts to represent to you on behalf of Global Concepts that Global Concepts acknowledges that:

     - Global Concepts is responsible for the adequacy and accuracy of the disclosure in its filings;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - Global Concepts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Yours,

                                                /s/ Robert Brantl
                                                -------------------
                                                Robert Brantl
cc: Eduardo Rodriguez